                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
           Rule 13e-3 Transaction Statement under Section 13(e) of the
                        Securities Exchange Act of 1934

                                   ----------

                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (issuer))

      D&B ACQUISITION, INC.                           INVESTCORP S.A.
       D&B HOLDINGS I, INC.                         DAVE & BUSTER'S, INC.
       DAVID O. CORRIVEAU                             JAMES W. CORLEY
       WALTER S. HENRION                          WILLIAM C. HAMMETT, JR.

                        (Name of Filing Person (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (including associated rights)
                         (Title of Class of Securities)
                                    23833N104
                      (CUSIP Number of Class of Securities)
                                   SIMON MOORE
                                    PRESIDENT
                            D&B ACQUISITION SUB, INC.
                         C/O GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            E. MICHAEL GREANEY, ESQ.
                            SEAN P. GRIFFITHS, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                                   ----------

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c.  [ ] A tender offer.

    d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
                  ----------------------                  --------------------
                       $ 216,548,579                          $ 19,922.47

* Estimated for purposes of calculating the amount of the filing fee only, based upon the sum of (a) the product of the 12,223,234 shares of common stock to be acquired for cash and the merger consideration of $13.50 per share, (b) the cumulative total of the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 2,663,362 shares of common stock subject to outstanding options in which the exercise price per share is less than the merger consideration per share, and (c) the market value of the 1,150,515 shares to be acquired in exchange as determined in accordance with Regulation 0-11(a)(4) of the Securities Exchange Act of 1934.

[X] Check box if any part of the fee is offset as provided by Section
    240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $ 13,481.02                Filing Party:    D&B Acquisition  Sub, Inc.
Form or Registration No.:    Schedule TO-T              Date Filed:      June 4, 2002
Amount Previously Paid:      $  6,441.45                Filing Party:    Dave & Buster's, Inc.
Form or Registration No.:    Proxy Statement            Date Filed:      July 26, 2002

         This Statement on Schedule 13E-3 is filed by Dave & Buster's, Inc., a Missouri Corporation ("D&B"), D&B Holdings I, Inc., a Delaware corporation ("D&B Holdings") formed at the direction of Investcorp S.A. ("Investcorp"), Investcorp, a Luxembourg corporation, D&B Acquisition Sub, Inc., a Missouri corporation ("D&B Acquisition") and wholly owned subsidiary of D&B Holdings, David O. Corriveau, James W. Corley, Walter S. Henrion, and William C. Hammett, Jr. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated May 30, 2002, as amended by the First Amendment to the Merger Agreement dated July 12, 2002 (the "Merger Agreement"), among D&B, D&B Holdings and D&B Acquisition pursuant to which D&B Acquisition will be merged (the "Merger") with and into D&B, with D&B as the surviving corporation.

         Under the terms and subject to the conditions of the Merger Agreement, each outstanding share of common stock, par value $0.01 per share, together with associated rights (the "Common Stock") will be converted into the right to receive $13.50 in cash without interest thereon (the "Merger Consideration").

         Concurrently with the filing of this Schedule 13E-3, D&B is filing with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of D&B at which the shareholders of D&B will consider and vote upon a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is filed herewith as Exhibit (a)(1), and a copy of the Merger Agreement is attached thereto as Appendix A.

         The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         See Schedule I to the Offer to Purchase ("Schedule I") filed as exhibit
(a)(1) to the Schedule TO, filed by D&B Acquisition on June 4, 2002, and incorporated herein by reference, for information with respect to the identity and background of each director and executive officer of D&B, D&B Acquisition, D&B Holdings and Investcorp.

         None of the filing persons, nor to their best knowledge, any of the persons listed on Schedule I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The audited consolidated financial statements of D&B as of and for the fiscal years ended February 3, 2002, and February 4, 2001, are incorporated by reference to the Financial Statements and Supplementary Data section included as Item 8 to D&B's Annual Report on Form 10-K for the fiscal year ended February 3, 2002, filed with the Commission on April 24, 2002. The unaudited consolidated financial statements of D&B for the most recent quarter are hereby incorporated by reference to the Consolidated Financial Statements section included as Item I of Part I to D&B's Quarterly Report on Form 10-Q for the thirteen weeks ended May 5, 2002, filed with the Commission on June 14, 2002.

ITEM 16. EXHIBITS.

         (a)(1) Preliminary Proxy Statement and form of Proxy Card under Regulation 14A, dated July 26, 2002.*

         (a)(2)   Press release issued by D&B and D&B Acquisition on May 30,
                  2002.**

         (a)(3)   Press release issued by D&B on July 15, 2002.***

         (c)(1) Opinion of Houlihan Lokey Howard & Zukin dated May 30, 2002 (included as Annex A to the Solicitation/Recommendation Statement on Form 14D-9 filed with the Commission by D&B on June 4, 2002).****

         (c)(2) Opinion of Houlihan Lokey Howard & Zukin dated July 12, 2002 (included as Appendix B to the Proxy Statement incorporated herein by reference at Exhibit (a)(1)).

         (d)(1) Merger Agreement, dated as of May 30, 2002, among D&B Holdings, D&B Acquisition and D&B, as amended on July 12, 2002 (included as Appendix A to the Proxy Statement incorporated herein by reference at Exhibit (a)(1)).

         (d)(2) Support and Exchange Agreement, dated as of May 30, 2002, by and among D&B Holdings, D&B Acquisition, and each of the parties listed on Exhibit A thereto.*****

         (d)(3) First Amendment to the Support and Exchange Agreement, dated as of July 12, 2002.

         (d)(4) Form of Stockholders' Agreement to be entered into by and among D&B Holdings, D&B Acquisition, David O. Corriveau, James
                  W. Corley, Walter S. Henrion, William C. Hammett, Jr., and the stockholders of D&B Holdings listed on Exhibit A thereto (included as Exhibit D to the Support and Exchange Agreement filed herewith at Exhibit (d)(2)).

         (d)(5)   Guarantee of Investcorp Bank E.C., dated May 30, 2002.*****

         (d)(6) Confidentiality Agreement, dated March 26, 2002, by and between Investcorp International Inc. and D&B.*****

         (d)(7)   Term Sheet for Proposed Management Equity Arrangements.

         (f)(1) Section 351.455 of the General and Business Corporation Law of the State of Missouri (included as Appendix C to the Proxy Statement incorporated herein by reference as Exhibit (a)(1)).

----------

         * Incorporated by reference to the Proxy Statement filed with the Commission by D&B on July 26, 2002.

         ** Incorporated by reference to the Schedule TO-C filed with the Commission by D&B Acquisition on May 31, 2002.

         *** Incorporated by reference to the Current Report on Form 8-K filed with the Commission by D&B on July 16, 2002.

         **** Incorporated by reference to the Solicitation/Recommendation Statement on Form 14D-9 filed with the Commission by D&B on June 4, 2002.

         ***** Incorporated by reference to the Schedule TO-T filed with the Commission by D&B Acquisition on June 4, 2002.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: July 26, 2002

                                          D&B ACQUISITION SUB, INC.



                                          By:      /s/  Simon Moore
                                              ---------------------------------
                                              Name: Simon Moore
                                              Title: President


                                          D&B HOLDINGS I, INC.



                                          By:      /s/  Simon Moore
                                              ---------------------------------
                                              Name: Simon Moore
                                              Title: President



                                          INVESTCORP, S.A.



                                          By:        /s/  Gary Long
                                              ---------------------------------
                                              Name: Gary Long
                                              Title: Authorized Executive



                                          DAVE & BUSTER'S, INC.



                                          By:    /s/  David O. Corriveau
                                              ---------------------------------
                                              Name: David O. Corriveau
                                              Title: President



                                               /s/  David O. Corriveau
                                          -------------------------------------
                                          David O. Corriveau


                                                  /s/  James W. Corley
                                          -------------------------------------
                                          James W. Corley


                                                 /s/  Walter S. Henrion
                                          -------------------------------------
                                          Walter S. Henrion

                                             /s/  William C. Hammett, Jr.
                                          -------------------------------------
                                          William C. Hammett, Jr.

                                                                  EXHIBIT (d)(3)


                                 FIRST AMENDMENT
                                     TO THE
                         SUPPORT AND EXCHANGE AGREEMENT

         This FIRST AMENDMENT TO THE SUPPORT AND EXCHANGE AGREEMENT (this "Amendment"), dated as of July 12, 2002, is entered into by and among D&B Holdings I, Inc., a Delaware corporation ("Parent"), D&B Acquisition Sub, Inc., a Missouri corporation and wholly-owned subsidiary of Parent ("Purchaser") David
O. Corriveau, Fifteen, L.P., James W. Corley, Wentworth Investments, L.P., William C. Hammett, Jr. and Walter S. Henrion (each in his or its own capacity a "Stockholder," and, collectively, the "Stockholders").

         A. Parent, Purchaser and the Stockholders entered into a Support and Exchange Agreement, dated as of May 30, 2002 (the "Agreement").

         B. In accordance with Section 6.13 of the Agreement, Parent, Purchaser and the Stockholders desire to enter into this Amendment to amend the terms of the Agreement as provided herein.

         NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants contained herein, Parent, Purchaser and the Stockholders agree as follows:

         1. The second sentence of Section 2.1 is deleted in its entirety and replaced with the following:

                  Each Stockholder shall, immediately prior to the Effective Time, (i) exchange such Stockholder's Owned Shares for newly-issued shares of capital stock of Parent and (ii) exchange such Stockholder's Rollover Options for new stock options, in each case consistent with the Parent Equity Schedule (the "Exchange"); provided that the cash equity contributions of the "Investcorp Holders" as reflected in such Exhibit B shall be made prior to or concurrently with such Exchange.

         2. The table entitled "Equity Capitalization" attached as Exhibit B (Parent Equity Schedule) of the Agreement is deleted in its entirety and replaced with Exhibit A attached hereto.

         3. Except as specifically modified by this Amendment, all terms and conditions of the Agreement shall remain in full force and effect without modification.


                  (remainder of page intentionally left blank)

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first written above.


                                       D&B HOLDINGS, INC.

                                       By: /s/
                                           -------------------------------------
                                       Name:  Simon Moore
                                       Title: President


                                       D&B ACQUISITION SUB, INC.

                                       By: /s/
                                           -------------------------------------
                                       Name:  Simon Moore
                                       Title: President

                                       /s/
                                       -----------------------------------------
                                                   David O. Corriveau


                                       /s/
                                       -----------------------------------------
                                                    James W. Corley


                                       /s/
                                       -----------------------------------------
                                                 William C. Hammett, Jr.


                                       /s/
                                       -----------------------------------------
                                                    Walter S. Henrion


                                       FIFTEEN, L.P.

                                       By: /s/
                                           -------------------------------------
                                       Name:  David O. Corriveau
                                       Title: General Partner

                                       WENTWORTH INVESTMENTS, L.P.

                                       By: /s/
                                           -------------------------------------
                                       Name:  James W. Corley
                                       Title: General Partner

                                                                    EXHIBIT A to
                                                                  EXHIBIT (d)(3)


EQUITY CAPITALIZATION

EQUITY VALUE CALCULATION
------------------------
Purchase Price Per Share                          $13.50

Equity Purchase Price                       $202,077,585
Repayment of Debt                             87,646,115
Management Options Proceeds                     (668,531)
Non-Management Options Proceeds              (12,525,251)
                                          --------------
  Total Purchase Price                      $276,529,918

Fees & Expenses                              $28,152,830
Co-CEO Loan                                    2,500,000
                                          --------------

Total Uses                                  $307,182,748
                                          ==============

Less:  Senior Secured Notes + Revolver      $154,761,000
                                          --------------

Equity Value                                $152,421,748
                                          ==============


CAPITAL CONTRIBUTION CALCULATION
--------------------------------

Rolling Group                       Existing(1)                                    Value
               ----------------------------------------------------  ---------------------------------
                  Shares        In-$ Opts    Rest. Stock   Total        pre-proceeds     post-proceeds
               ---------------  -----------  -----------  ---------  ------------------  -------------
Dave Corriveau        422,717        4,988       60,000    487,705          $6,584,011      $6,547,741
Buster Corley         427,718            0       60,000    487,718           6,584,193       6,584,193
Walt Henrion           63,110       30,000            0     93,110           1,256,985       1,016,985
WC Hammett                  0       60,816       25,000     85,816           1,158,511         766,250
               ---------------  -----------  ----------- ---------   -----------------     -----------
  Total               913,545       95,803      145,000  1,154,348         $15,583,700     $14,915,169

Investcorp                  0            0            0          0                   0    $137,506,579


TOTAL                 913,545       95,803      145,000  1,154,348         $15,583,700    $152,421,748
                                                                                          ============

----------
(1) Source: Company data.



BUSINESS DEAL                                                           Performance / Deal Based Options / Restricted Stock
-------------                                                         ---------------------------------------------------------
                                                                       Management  Founders'      Restricted
Rolling Group           Value at Close            % Contribution       Options     Options           Stock            Total
                      -------------------        ----------------     -----------  ---------   ------------------  ------------
Dave Corriveau                $6,547,741                   4.30%           1.01%      1.01%                1.21%         3.22%
Buster Corley                  6,584,193                   4.32%           1.01%      1.01%                1.21%         3.22%
Walt Henrion                   1,016,985                   0.67%           0.40%                                         0.40%
WC Hammett                       766,250                   0.50%                                                         0.00%
                      -------------------        ----------------  +  -----------  ---------   ------------------  ------------  =
  Total                      $14,915,169                   9.79%           2.41%      2.01%                2.41%         6.84%

Other Management                      $0                   0.00%           5.63%                                         5.63%

Investcorp                  $137,506,579                  90.21%

TOTAL                       $152,421,748                 100.00%           8.05%      2.01%                2.41%        12.47%



IMPLEMENTATION
--------------
                                                     Value at Close                                     Holdings Shares
                             ----------------------------------------------------------------  -----------------------------------
Rolling Group                      Common                 Restricted              Total          Common     Restricted    total
                             -------------------        ----------------     ----------------  -----------  -----------  ---------
Dave Corriveau                       $5,706,680                $810,000           $6,516,680       37,594        5,336     42,930
Buster Corley                         5,774,193                 810,000            6,584,193       38,039        5,336     43,375
Walt Henrion                            851,985                       0              851,985        5,613            0      5,613
WC Hammett                                    0                 337,500              337,500            0        2,223      2,223
                             ------------------         ---------------      ---------------   ----------   ----------   --------
  Total                             $12,332,858              $1,957,500          $14,290,358       81,246       12,896     94,141

Other Management                             $0                      $0                   $0            0            0          0

Investcorp                         $137,506,579                      $0         $137,506,579      905,859            0    905,859

TOTAL                              $149,839,437              $1,957,500         $151,796,937      987,104       12,896  1,000,000


                                                           Rolled Options             Dilution
                                                 -----------------------------------  -------- New Options &    Mgmt     Founders'
Rolling Group                   Price/Share        Value(1)     Options(2)   Strike      %     Rest. Stock   Options(3)  Options(3)
                             ------------------  ------------   ----------  --------  -------- ------------  ----------  ---------
Dave Corriveau                    $ 151.796937       $67,332         444    $ 81.77     3.22%     37,085      11,589    11,589
Buster Corley                       151.796937             0           0       0.00     3.22%     37,085      11,589    11,589
Walt Henrion                        151.796937       405,000       2,668      89.95     0.40%      4,636       4,636         0
WC Hammett                          151.796937       821,011       5,409      72.53     0.00%          0           0         0
                                                 -----------    --------              ------    --------   ---------   -------
  Total                             151.796937    $1,293,342       8,520      78.46     6.84%     78,805      27,813    23,178

Other Management                    151.796937            $0           0       0.00     5.63%     64,898      64,898         0

Investcorp                          151.796937            $0           0       0.00     0.00%          0           0         0

TOTAL                               151.796937    $1,293,342       8,520    $ 78.46    12.47%    143,703      92,711    23,178


                             Restricted
Rolling Group                  Stock       Total      Ownership
                             ----------  ----------  ----------
Dave Corriveau                 13,907      80,458      6.98%
Buster Corley                  13,907      80,460      6.98%
Walt Henrion                        0      12,916      1.12%
WC Hammett                          0       7,632      0.66%
                             --------    --------    ------
  Total                        27,813     181,466     15.75%

Other Management                    0      64,898      5.63%

Investcorp                          0     905,859     78.62%

TOTAL                          27,813   1,152,223    100.00%



----------
(1) Equivalent equity under option.

(2) Equity under option / deal price per share.

(3) Strike at III buy-in price.

                                                                  EXHIBIT (d)(7)


                             MANAGEMENT ARRANGEMENTS


Note: To the extent any provisions herein (as applied to Corriveau, Corley, Henrion or Hammett) are inconsistent with those set forth in the Stockholder Agreement, the terms of the Stockholder Agreement shall govern.


 NEW STOCK OPTIONS

         Number: An aggregate of 8.05% of fully diluted common stock of D&B Holdings I, Inc. ("Holdings"), of which an aggregate of 2.41% will be granted to Messrs. Corriveau, Corley and Henrion, 2.01% will be reserved for future grants and the balance (3.62%) will be granted at or promptly after closing to members of management other than Messrs. Corriveau, Corley and Henrion.

         Exercise Price:            Per share price paid by Investcorp for
                                    shares of Dave & Buster's, Inc. (the "
                                    Company") in the proposed equity tender
                                    offer ("Cost").

         Term:                      7 years and 30 days.

         Vesting:                   (a)      Up to 20% per year (the "Annual
                                             Portion") for 5 years, based upon
                                             achievement of the EBITDA
                                             performance targets in five-year
                                             projections prepared by Management
                                             (the "Management Plan") attached as
                                             Schedule A. If the Company's EBITDA
                                             performance equals or exceeds 85%
                                             of a target in a given year but is
                                             less than 100% of the target,
                                             one-half of the Annual Portion for
                                             that year, plus an additional
                                             percentage of the Annual Portion
                                             determined on a straight-line basis
                                             from 85% to 100% of achievement of
                                             such EBITDA target, will vest.
                                             Options that do not vest in any
                                             year may vest in any subsequent
                                             year within such five-year period
                                             based upon cumulative results.

                                    (b)      Upon an Initial Public Offering
                                             ("IPO"), options that are unvested
                                             as of the IPO closing date shall
                                             thereafter vest in three
                                             installments on the first, second
                                             and third anniversaries of the
                                             closing of the IPO (without regard
                                             to any performance targets).

                                    (c)      Upon a sale of the Company prior to
                                             an IPO (i) 50% of the unvested
                                             options will vest if, in connection
                                             with such sale, Investcorp realizes
                                             a 15% annual internal rate of
                                             return ("IRR") on a fully-diluted
                                             basis and (ii) an additional 5% of
                                             the unvested options will vest for
                                             each additional 1% IRR realized by
                                             Investcorp in connection with such
                                             sale.

                                    (d)      Any options remaining unvested will
                                             vest 7 years from closing (without
                                             regard to any performance targets).

         Effect of Termination      Unvested options expire immediately upon
         of Employment:             termination of employment for any reason,
                                    except if employment is terminated by the Company without cause, by the employee for good reason or by reason of employee's death or disability, in which case a pro rata portion (equal to the ratio the number of days elapsed in such year prior to termination bears to 365) of the Annual
                                    Portion for such year will vest at the end of such year if the performance targets for such year are met. Vested options expire per Schedule B.

 "FOUNDER" STOCK OPTIONS

         Number: 2.01% (in the aggregate) of fully diluted common stock of Holdings to be granted to Messrs. Corriveau and Corley.

         Exercise Price:            Cost.

         Term:                      7 years and 30 days.

         Vesting:                   (a)      Upon a sale of the Company (i) up
                                             to 50% of the unvested options will
                                             vest if, in connection with such
                                             sale, Investcorp realizes a 15%
                                             annual IRR on a fully-diluted basis
                                             and (ii) an additional 10% of the
                                             unvested options will vest for each
                                             additional 1% IRR realized by
                                             Investcorp in connection with such
                                             sale.

                                    (b)      Any options remaining unvested will
                                             vest 7 years from closing.

         Effect of Termination      Unvested options expire immediately upon
         of Employment:             termination of employment for any reason.
                                    Vested options expire per Schedule B.

 NEW RESTRICTED STOCK

         Number: 2.41% (in the aggregate) of fully diluted common stock of Holdings to be granted to Messrs. Corriveau and Corley.

         Lapse of Restrictions:     (a)      Up to 20% per year for 5 years,
                                             based upon achievement of the
                                             EBITDA performance targets in the
                                             Management Plan. If the Company's
                                             EBITDA performance equals or
                                             exceeds 85% of a target in a given
                                             year but is less than 100% of the
                                             target, one-half of the Annual
                                             Portion for that year, plus an
                                             additional percentage of the Annual
                                             Portion determined on a
                                             straight-line basis from 85% to
                                             100% of achievement of such EBITDA
                                             target, will become unrestricted.
                                             Shares for which restrictions do
                                             not lapse in any year may become
                                             unrestricted in any subsequent year
                                             within such five-year period based
                                             upon cumulative results.

                                    (b)      Upon an IPO, shares that remain
                                             restricted as of the IPO closing
                                             date shall thereafter have their
                                             restrictions lapse in three
                                             installments on the first, second
                                             and third anniversaries of the
                                             closing of the IPO.

                                    (c)      Upon a sale of the Company prior to
                                             an IPO (i) up to 50% of the
                                             restricted shares will become
                                             unrestricted if, in connection with
                                             such sale, Investcorp realizes a
                                             15% annual IRR on a fully-diluted
                                             basis and (ii) an additional 5% of
                                             the restricted shares will become
                                             unrestricted for each additional 1%
                                             IRR realized by Investcorp in
                                             connection with such sale.

                                    (d)      Any shares remaining restricted
                                             will vest 7 years from closing
                                             (without regard to any performance
                                             targets).

         Effect of Termination      Shares remaining subject to restrictions
         of Employment:             will be cancelled immediately upon
                                    termination of employment for any reason, except if employment is terminated by the Company without cause, by the employee for good reason or by reason of employee's death or disability, in which case a pro rata portion (equal to the ratio the number of days elapsed in such year prior to termination bears to 365) of the Annual
                                    Portion for such year will become
                                    unrestricted at the end of such year if the performance targets for such year are met.

PUTS/CALLS

         Applicability:             Applies to restricted shares and option
                                    shares.

         Call: Company may call shares upon any termination of employment prior to an IPO per Schedule C.

         Put: If the call is unexercised, under certain circumstances the Executive may require the Company to repurchase the shares per Schedule C.

         FMV: Fair market value of the shares determined annually in good faith by the Company's board of directors.

OTHER PROVISIONS

         Withholding:               Exercise price and tax withholding
                                    obligations may be satisfied by having
                                    option shares withheld.

         Tag/Drag Rights: The restricted shares and option shares will have the right to participate pro rata in a sale of the Company and Investcorp will have the right to require such participation. These tag/drag rights expire upon an IPO.

         Restrictions on            Prior to an IPO, restricted shares and
         Transfer:                  option shares will be subject to
                                    restrictions on transfer with flexibility for estate planning purposes.

         IPO and Secondary          Management holders of restricted shares,
         Offerings:                 options and option shares will be subject to
                                    customary underwriter lock-up arrangements for the IPO and secondary offerings.
                                    Generally, participation by senior
                                    management in the IPO is not available.

         EBITDA Performance         All compensation payable as a result of
         Targets:                   meeting targets counted as an expense for
                                    determining whether and to what extent
                                    EBITDA targets have been met for the
                                    applicable performance period (as per GAAP).

         Existing Executive         Messrs. Corriveau, Corley and Hammett have
         Retention Agreements:      agreed that the foregoing Management
                                    Arrangements shall supercede all rights
                                    under their respective Executive Retention
                                    Agreements which will be terminated
                                    effective at closing. Participation in the foregoing Management Arrangements by any other employee of the Company who has an Executive Retention Agreement shall be conditioned on similar termination of such employee's rights thereunder.

         Noncompete                 Messrs. Corriveau and Corley will each
                                    enter into 2 year noncompete agreements at the closing substantially in the form previously delivered by Investcorp.

                                   SCHEDULE A

                                 EBITDA TARGETS
                                 (FISCAL YEARS)



($ in millions)                         2002           2003             2004           2005           2006
                                      --------        --------        --------       --------       --------
EBITDA                                $   54.8        $   61.7        $   68.3       $   77.7       $   89.6

                                   SCHEDULE B



        TERMINATION EVENT                    UNVESTED OPTIONS TERMINATE                 VESTED OPTIONS TERMINATE
Executive terminated by Company for                   Immediately                  30 days after terminating event(1)
Cause

Executive quits without Good Reason                   Immediately                  90 days after terminating event(1)

Executive quits with Good Reason                      Immediately(2)              180 days after terminating event(1)

Executive terminated by the Company                   Immediately(2)              180 days after terminating event(1)
without Cause

Death or disability                                   Immediately(2)              One year after terminating event(1)


(1) Subject to (2) below, the options are exercisable only to the extent vested on the day of the terminating event.

(2) A pro rata portion (equal to the ratio the number of days elapsed in such year prior to termination bears to 365) of the Annual Portion for such year will vest at the end of such year if the targets for such year are met.

                                   SCHEDULE C

            CALL PROVISION                                                CALL PRICE
                                         -----------------------------------------------------------------------------
                                         IF WITHIN 3 YEARS FROM GRANT DATE         IF AFTER 3 YEARS FROM GRANT DATE
Employee terminated without Cause        FMV                                       FMV

Employee leaves with Good Reason         FMV                                       FMV

Employee leaves without Good Reason      Lower of Cost or FMV(1)                   FMV

Employee is terminated for Cause         Lower of Cost or FMV(1)                   Lower of Cost or FMV

Death, disability, retirement            FMV                                       FMV


             PUT PROVISION                                                PUT PRICE
                                         -----------------------------------------------------------------------------
                                         IF WITHIN 3 YEARS AFTER GRANT DATE (2      IF AFTER 3 YEARS FROM GRANT DATE (2
                                         YEARS IN THE CASE OF TERMINATION           YEARS IN THE CASE OF TERMINATION
                                         WITHOUT CAUSE)                             WITHOUT CAUSE)
Employee terminated without Cause        Lower of Cost or FMV(1)                    FMV

Employee leaves with Good Reason         FMV                                        FMV

Employee leaves without Good Reason      No put                                     FMV

Employee is terminated for Cause         No put                                     No put

Death, disability, retirement            FMV                                        FMV


(1)      Within the 1st year, it will be at Cost

                             MANAGEMENT ARRANGEMENTS
                                (ROLLOVER EQUITY)




 ROLLOVER RESTRICTED STOCK

         Number:                            Existing shares of restricted stock held by:

                                                     David Corriveau
                                                     James Corley
                                                     Walter Henrion
                                                     W.C. Hammett

         Lapse of Restrictions:             The restrictions shall be as contained in the existing restricted stock agreements governing such shares. [Under Review]

         Effect of Termination of           The effect of termination shall be as described in the existing restricted
         Employment:                        stock agreements governing such shares.

 ROLLOVER OPTIONS

         Number:                            Existing options held by:

                                                     Walter Henrion
                                                     W.C. Hammett (net of $100,000 gross proceeds)

         Exercise                           Price: A discount from the per share price paid by Investcorp for shares of the Company in the proposed equity tender offer which will preserve, in the aggregate, the in-the-money value to the holder of the options being rolled over.

         Term:                              Remaining life of such options under the existing option agreements governing such options.

         Vesting:                           Fully vested.

         Effect of Termination of           Expire per Schedule B attached to the term sheet for the new equity
         Employment:                        arrangements.

 OTHER PROVISIONS

         Stockholder                        The rollover equity described above will be subject to
         Agreement                          the terms of the Stockholder Agreement.

         New Equity                         The new equity to be issued or reserved for issuance (new stock options, new restricted stock and "Founder" stock options) will dilute the rollover equity and the cash equity pro rata.